UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, nominal value EUR 0.12 per share

(Title of Class of Securities)

N62509109

(CUSIP Number)

November 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509109

1)	Names of reporting persons. SAGA INVESTMENTS COÖPERATIEF U.A.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Netherlands

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 4,910,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,910,000

9)	Aggregate amount beneficially owned by each reporting person 4,910,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 6.0%(1)
12)	Type of reporting person (see instructions) CO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509109

1)	Names of reporting persons. AMGEN SINGAPORE MANUFACTURING PTE. LTD.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 4,910,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,910,000

9)	Aggregate amount beneficially owned by each reporting person 4,910,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 6.0%(1)
12)	Type of reporting person (see instructions) CO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509109

1)	Names of reporting persons. AMGEN TECHNOLOGY, LIMITED
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Bermuda

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 4,910,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,910,000

9)	Aggregate amount beneficially owned by each reporting person 4,910,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 6.0%(1)
12)	Type of reporting person (see instructions) CO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509109

1)	Names of reporting persons. ONYX PHARMACEUTICALS, INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 4,910,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,910,000
9)	Aggregate amount beneficially owned by each reporting person 4,910,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 6.0%(1)
12)	Type of reporting person (see instructions) CO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509109

1)	Names of reporting persons. AMGEN INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 4,910,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,910,000
9)	Aggregate amount beneficially owned by each reporting person 4,910,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 6.0%(1)
12)	Type of reporting person (see instructions) CO

(1)	Based on 81,559,780 shares of the Issuer’s Ordinary Shares outstanding as of November 22, 2022 pursuant to the Issuer’s Form 20-F filed with the SEC on November 28, 2022.

ITEM 1.

(A) NAME OF ISSUER:

NewAmsterdam Pharma Company N.V. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

Gooimeer 2-35, 1411 DC Naarden, The Netherlands

ITEM 2.

(A) NAME OF PERSON FILING:

This statement is filed on behalf of:

Saga Investments Coöperatief U.A.

Amgen Singapore Manufacturing Pte. Ltd.

Amgen Technology, Limited

Onyx Pharmaceuticals, Inc.

Amgen Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for Saga Investments Coöperatief U.A. is Minervum 7061, 4817 ZK Breda, The Netherlands.

The address for Amgen Singapore Manufacturing Pte. Ltd. is 1 Tuas View Drive, Singapore 637026.

The address for Amgen Technology, Limited is Victoria Place, 5th Floor 31 Victoria Street Hamilton HM 10, Bermuda.

The address for Onyx Pharmaceuticals, Inc. and Amgen Inc. is One Amgen Center Drive, Thousand Oaks, California 91320-1799.

(C) CITIZENSHIP:

Saga Investments Coöperatief U.A. is a cooperative formed in the Netherlands.

Amgen Singapore Manufacturing Pte. Ltd. is a private limited company formed in Singapore.

Amgen Technology, Limited is a company formed in Bermuda.

Onyx Pharmaceuticals, Inc. is a Delaware corporation.

Amgen Inc. is a Delaware corporation.

Each of Saga Investments Coöperatief U.A., Amgen Singapore Manufacturing Pte. Ltd., and Amgen Technology, Limited are indirect subsidiaries of Amgen Inc., and Onyx Pharmaceuticals, Inc. is a wholly owned subsidiary of Amgen Inc.

(D) TITLE OF CLASS OF SECURITIES:

Ordinary Shares, nominal value EUR 0.12 per share (the “NewAmsterdam Ordinary Shares”)

(E) CUSIP NUMBER:

N62509109

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(a), (b) and (c)—The information contained on the cover pages to this Schedule 13G are incorporated herein by reference.

Saga Investments Coöperatief U.A. is the record holder of 4,910,000 NewAmsterdam Ordinary Shares. Amgen Singapore Manufacturing Pte. Ltd. is the sole shareholder of Saga Investments Coöperatief U.A.; Amgen Technology, Limited is the sole shareholder of Amgen Singapore Manufacturing Pte. Ltd.; and Onyx Pharmaceuticals, Inc. and Amgen Inc. are the shareholders of Amgen Technology, Limited. As a result, Amgen Singapore Manufacturing Pte. Ltd., Amgen Technology, Limited, Onyx Pharmaceuticals, Inc., and Amgen Inc. may each be deemed to share beneficial ownership of the NewAmsterdam Ordinary Shares held of record by Saga Investments Coöperatief U.A.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2022

SAGA INVESTMENTS COÖPERATIEF U.A.

By:	/s/ Justin G. Claeys
Name:	Justin G. Claeys
Title:	Vice President, Finance and Treasurer

By:	/s/ Jan Bouman
Name:	Jan Bouman
Title:	Executive Director

AMGEN SINGAPORE MANUFACTURING PTE. LTD.

By:	/s/ Justin G. Claeys
Name:	Justin G. Claeys
Title:	Vice President, Finance and Treasurer

AMGEN TECHNOLOGY, LIMITED

By:	/s/ Justin G. Claeys
Name:	Justin G. Claeys
Title:	Vice President, Finance and Treasurer

ONYX PHARMACEUTICALS, INC.

By:	/s/ Justin G. Claeys
Name:	Justin G. Claeys
Title:	Vice President, Finance and Treasurer

AMGEN INC.

By:	/s/ Justin G. Claeys
Name:	Justin G. Claeys
Title:	Vice President, Finance and Treasurer

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement